EXHIBIT 99.1

FreeSeas Inc. Reports Results for the First Quarter Ended March 31, 2008

        Operating Revenue Increased 102.5% in First Quarter

     Company Announces Quarterly Dividend of $.175 Per Share to
             Shareholders of Record as of May 20, 2008

PIRAEUS, Greece, May 15, 2008 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today unaudited operating results for the first quarter ended March 31, 2008.

Financial Highlights

 * Operating revenues grew by 102.5% compared to the same quarter of 2007, to $8.64 million from $4.27 million.
 * Net income for the first quarter of 2008, including changes in the fair value of derivatives of $.70 million, was $.28 million or
   $0.01 basic earnings per share based on 20,743,456 common shares outstanding, compared with net income of $0.91 million, or $0.15 basic earnings per share based on 6,290,100 common shares
   outstanding for the same quarter of 2007.
 * Net income for the quarter ended March 31, 2008, excluding changes in the fair value of derivatives of $.70 million, reached $.99 million, or $0.05 basic earnings per share based on 20,743,456 common shares outstanding, compared to net income of $0.91 million, or $0.15 basic earnings per share, based on 6,290,100 common shares outstanding, for the same period of 2007.
 * Net income for the quarter ended March 31, 2008 was affected by the following factors:
   * The Free Jupiter unscheduled dry-docking for repairs during part of the first quarter of 2008, and
   * A $.70 million loss related to changes in the fair value of derivatives representing unrealized valuation loss on interest rates swap contracts entered into in connection with existing bank debt.
 * Adjusted EBITDA for the quarter ended March 31, 2008 increased by
   78.68% as compared to same period in 2007, to $3.82 million from
   $2.14 million

Fleet Developments

 * On February 28, 2008 the Company announced the return to service of the Free Jupiter. The vessel immediately began its previously announced three-year time charter through February 2011 at a rate of $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year.
 * The Free Knight was delivered to FreeSeas on March 19, 2008 and the
   Free Impala was delivered to FreeSeas on April 2, 2008.  Both vessels have been fixed to one-year time charters at a rate of
   $31,500 per day.
 * In March, FreeSeas announced the purchase of the Free Lady from an unaffiliated third party for approximately US$65.2 million.  The vessel is a 2003-built, 50,246 dwt Handymax vessel built in Japan, and is scheduled for charter-free delivery to FreeSeas in June or
   July 2008.
 * Also in March, FreeSeas announced a new charter for the Free
   Destiny, a 75-day time charter at $27,500 per day.
 * Finally, in April, the Free Envoy was chartered for a time charter of approximately 25 days at a rate of $28,500 per day.

Corporate Initiatives

 * In February 2008, FreeSeas declared its inaugural quarterly dividend of $0.175 per share on its common stock outstanding. The dividend was paid on February 28, 2008 to shareholders of record as of February 18, 2008.
 * Earlier this week, the Company announced that it has declared a quarterly dividend of $0.175 per share on its common stock outstanding. The dividend will be paid on May 30, 2008 to
   shareholders of record as of May 20, 2008.
 * The Company also announced that it had finalized the financing for the Free Impala and Free Knight, securing facilities in the total amount of approximately $53 million for a term of approximately seven years.
 * FreeSeas launched its new corporate website in March. The website,
   www.freeseas.gr, will serve as FreeSeas' home on the internet, offering the investors, financial community, and industry partners an in depth look at the latest company updates as well as pertinent industry information.

Mr. Ion Varouxakis, President and Chief Executive Officer, commented, "Our first quarter results clearly indicate that we have built on the momentum established in 2007. Despite the fact that we only had the operating days equivalent of 4.2 of our seven current vessels, we were still able to post record operating revenue. We expect that the second quarter will produce even better results as we expect to increase the amount of available days, and have secured accretive charters that reflect the strength of the drybulk market."

Mr. Varouxakis continued, "While our earnings were impacted by the change in fair value of derivatives, we expect that this unrealized, non-cash loss will reverse itself in future quarters, as interest rates stabilize and their falling trend reverses during the life of the swap contracts. We will continue to hedge ourselves against fluctuations in interest rates to protect our balance sheet."

Mr. Varouxakis concluded, "We are very encouraged by the current dynamics in our industry. Rates have continued to improve and our recent acquisitions have appreciated in value. With seven vessels on the water, and one still to be delivered, we believe that our increased free cash flow will position the Company to comfortably support our operating expenses, debt service and dividend payments. As such, we announced earlier this week our second quarterly dividend of $.175 per share. Further, our increased scale and the associated revenue growth should provide ample capital for fleet growth, and we anticipate making additional acquisitions this year. Our financial flexibility continues to improve, and with it our prospects for future growth."

FreeSeas current fleet and vessels to be delivered are detailed below.

Conference Call

As previously announced, the Company will host a conference call on May 15, 2008 at 8:30 am Eastern Time to review the results as well as management's outlook for the business. The call, which will be hosted by FreeSeas' management, may contain information beyond what is included in the earnings press release.

To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 five minutes prior to the starting time. The Conference ID is 44229677.

Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 44229677.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=47798. The online archive of the broadcast will be available within one hour of the live call at the same web address.

 Current fleet:

 ====================================================================
    Vessel
     Name         Dwt     Vessel Type  Built        Employment
 ====================================================================
  Free Destiny   25,240    Handysize    1982   75-day time-charter
                                                  at $27,500 p/d
 ====================================================================
   Free Envoy    26,318    Handysize    1984   25-day time-charter
                                                  at $28,500 p/d
 ====================================================================
  Free Goddess   22,051    Handysize    1995   Two-year time-charter
                                               through November 2009
                                                   at $19,250 p/d
 ====================================================================
   Free Hero     24,318    Handysize    1995   Time-charter through
                                                 February 2009 at
                                                    $14,500 p/d
 ====================================================================
  Free Jupiter   47,777    Handymax     2002     Three-year time-
                                                 charter through
                                                  February 2011
                                                at $32,000/28,000
                                                    /24,000 p/d
 ====================================================================
  Free Knight    24,111    Handysize    1998    One-year time-charter
                                                 through March 2009
                                                   at $31,500 p/d
 ====================================================================
  Free Impala    24,111    Handysize    1997    One-year time-charter
                                                 through April 2009
                                                   at $31,500 p/d
 ====================================================================

 Vessels to be delivered:

 ====================================================================
                                              Expected
 Vessel Name      Dwt     Vessel Type  Built  Delivery    Employment
 ====================================================================
  Free Lady      50,246     Handymax    2003  June-July  No employment
                                                2008       currently
                                                           in place
 ====================================================================

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of six Handysize vessels and one Handymax vessel. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

 FREESEAS INC.
 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)
                                              Year Ended
                                         31-Mar-08   31-Dec-07
                                        (Unaudited)   Audited
                                         ---------   ---------
 ASSETS
 ------

 CURRENT ASSETS:
 Cash and cash equivalents                  32,785      63,394
 Trade receivables, net                        393          60
 Insurance claims                           21,330      16,116
 Due from related party                      1,098       1,037
 Inventories                                   290         499
 Prepayments and other                         260         334
                                         ---------   ---------
  Total current assets                   $  56,156   $  81,440
 Advances for acquisition of vessels        10,270          --
 Fixed assets, net                         145,710     108,021
 Deferred charges, net                       2,185       2,161
 Restricted cash                               350         350
                                         ---------   ---------
 Total Assets                            $ 214,671   $ 191,972
                                         =========   =========
 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------

 CURRENT LIABILITIES:
 Accounts payable                            5,345       3,181
 Accrued liabilities                        15,085      16,713
 Unearned revenue                            1,205         783
 Deferred revenue                            1,257       1,620
 Bank loans -- current portion              18,700      11,800
                                         ---------   ---------
  Total current liabilities              $  41,592   $  34,097

 Derivative financial instruments            1,451         749
 Shareholders loans - net of current
  portion
 Bank loans, - net of current portion       62,325      44,500
                                         ---------   ---------
  Total long term  liabilities           $  63,776   $  45,249

 Commitments and Contingencies
 SHAREHOLDERS' EQUITY:
 Common stock                                   20          20
 Additional paid-in capital                111,858     115,464
 Accumulated deficit                        (2,575)     (2,858)
                                         ---------   ---------
  Total shareholders' equity             $ 109,303   $ 112,626

                                         ---------   ---------
 Total Liabilities and Shareholders'
  Equity                                 $ 214,671   $ 191,972
                                         =========   =========

 FREESEAS INC.
 CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

 (All amounts in tables in thousands of United States dollars, except for share data)

                                              Three Months Ended
                                           31-Mar-08      31-Mar-07
                                          (Unaudited)    (Unaudited)
                                         ------------   ------------
 OPERATING REVENUES                      $      8,641   $      4,268

 OPERATING EXPENSES:
 Vessel operating expenses                     (3,257)        (1,414)
 Voyage expenses                                  (89)            (2)
 Depreciation expenses                         (2,015)          (812)
 Amortization of deferred charges                (102)          (195)
 Management fees to a related party              (485)          (135)
 Commissions                                     (460)          (257)
 Stock-based compensation expenses                (27)           (25)
 General and administrative expenses             (545)          (342)
                                         ------------   ------------
  Income (loss) from operations          $      1,661   $      1,086
                                         ------------   ------------

 OTHER INCOME (EXPENSE):
 Interest and finance costs                      (916)          (219)
 Change in derivatives fair value                (702)            --
 Interest income                                  284             --
 Other                                            (44)            46
                                         ------------   ------------
 Other income (expense)                  $     (1,378)  $       (173)
                                         ------------   ------------

                                         ------------   ------------
 Net income                              $        283   $        913
                                         ============   ============

 Basic earnings per share                $       0.01   $       0.15
 Diluted earnings per share              $       0.01   $       0.15
 Basic weighted average number of shares   20,743,456      6,290,100
 Diluted weighted average number of
  shares                                   21,012,924      6,290,100

 PERFORMANCE INDICATORS
                                        Three Months Ended
                                       31-Mar-08   31-Mar-07
                                      (Unaudited) (Unaudited)
                                      ----------  ----------
 Adjusted EBITDA (1)                  $    3,734  $    2,139
 Fleet Data:
 Average number of vessels (2)              5.11        3.00
 Ownership days (3)                          465         270
 Available days (4)                          465         270
 Operating days (5)                          386         258
 Fleet utilization (6)                      83.0%       96.0%
 Average Daily Results:
 Average TCE rate (7)                 $   20.964  $   15.539
 Vessel operating expenses (8)             7.004       5.237
 Management fees (9)                       1.043       0.500
 General and administrative expenses
  (10)                                     1.474       1.326

 Total vessel operating expenses (11) $    8.047  $    5.737

(1) EBITDA reconciliation to net income:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

                                           Three Months Ended
                                        31-Mar-08    31-Mar-07
                                       (Unaudited)  (Unaudited)
                                       ----------   ----------
 Net income (loss)                     $      283   $      913
 Depreciation and amortization              2,117        1,007
 Change in fair value of derivatives          702           --
 Interest and finance cost, net               632          219
                                       ----------   ----------

 Adjusted EBITDA                       $    3,734   $    2,139
                                       ==========   ==========

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                                          Three Months Ended
                                        31-Mar-08    31-Mar-07
                                       (Unaudited)  (Unaudited)
                                       ----------   ----------
 Operating revenues                    $    8,641   $    4,268
 Voyage expenses and commissions             (549)        (259)
                                       ----------   ----------
 Net operating revenues                     8,092        4,009
 Operating days                               386          258
 Time charter equivalent daily rate    $   20.964   $   15.539

(8) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

                                          Three Months Ended
                                        31-Mar-08    31-Mar-07
                                       (Unaudited)  (Unaudited)
                                       ----------   ----------
 Vessel operating expenses             $    3,257   $    1,414
 Ownership days                               465          270
                                       ----------   ----------
 Daily vessel operating expense        $    7.004   $    5.237

(9) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10) Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          Cubitt Jacobs & Prosek Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com
          350 Fifth Avenue - Suite 3901
          New York, NY 10118, USA